WEHRLOOM HONEY & MEADERY

2019 Report

Dear investors,

Last year was an incredible year for us. We leased a space in Asheville and are ready to open a second location of Wehrloom Honey in the coming month. While the current pandemic has certainly forced us to make some changes, both in our production and in our sales avenues, it hasn't effected our drive and determination to grow the company. We love what we do and are so excited to share our products with a bigger audience.

We need your help!

Spread the word to shop small. Local businesses need your help more than ever before. We're going the extra mile to make sure all production and sales are made in the safest possible manner. We're also doing everything we can to source our ingredients from local farmers. We know that not everyone can get out and about right now, but almost all our products are available online and can be delivered to your door.

Sincerely,

Aron Wehr
Co-Founder, Head Mead Maker

Jessica Wehr
Co-Founder

Our Mission

Wehrloom - Asheville is just the first step in our growth plan. We see it as a way to move our business model beyond our small town of Robbinsville located in the mountains with a population of less than 10K and let it thrive in a much bigger venue, Asheville, with a population of over 100K and annual visitors upwards of 10M, but what about an even bigger stage? Atlanta, GA is next on our radar and what we learn in Asheville will be invaluable.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Number of new customers went up dramatically
- production became more streamlined
- Online sales have almost doubled previous year

The Bad

- Coronavirus pandemic
- We were forced to adjust how customers could shop for goods.
- Wholesale account purchases are down for the first quarter of 2020, but in the last few weeks are looking to improve.

2019 At a Glance

January 1 to December 31

$310,762 +47%
Revenue

$51,002
Net Profit

$112,386 +258%
Short Term Debt

$0
Raised in 2020

$26,804
Cash on Hand
As of 05/10/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We're beekeepers, whose focus has shifted to making Mead. We maintain hundreds of hives of our own and support hundreds more through contract. We manufacture an entire line of skin care products. And last but certainly not least, we're accomplished mead makers. Making delicious beverages from the honey we collect is our passion.

Wehrloom - Asheville is just the first step in our growth plan. We see it as a way to move our business model beyond our small town of Robbinsville located in the mountains with a population of less than 10K and let it thrive in a much bigger venue, Asheville, with a population of over 100K and annual visitors upwards of 10M, but what about an even bigger stage? Atlanta, GA is next on our radar and what we learn in Asheville will be invaluable.

Milestones

Wehrloom LLC was incorporated in the State of North Carolina in March 2013.

Since then, we have:

- $1M+ in lifetime revenue.

- 25K+ customers, growing 22% year over year.

- Sold in 50+ locations in Western North Carolina.

- Mead is the next big craft beverage, with a new meadery opening every 3 days nationwide.

- Opening Asheville's first taproom dedicated to serving mead.

- Honeybee apiary with over 9 years experience.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $310,761.89 compared to the year ended December 31, 2018, when the Company had revenues of $210,922.30. Our gross margin was 47.4% in fiscal year 2019, compared to 28.08% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $116,694.42, including $116,694.42 in cash. As of December 31, 2018, the Company had $25,532.86 in total assets, including $25,532.86 in cash.

- *Net Income.* The Company has had net income of $51,002.36 and net losses of $16,714.53 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $112,385.65 for the fiscal year ended December 31, 2019 and $31,426 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $218,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 0 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Wehrloom LLC cash in hand is $26,804, as of May 2019. Over the last three months, revenues have averaged $26,381/month, cost of goods sold has averaged $8,443/month, and operational expenses have averaged $6,438/month, for an average net margin of $11,500 per month. Our intent is to be profitable in 0 months.

Being a retail business we've been affected by the stay at home orders here in NC related to the Coronavirus. As travel restrictions are lightening up, we're slowly seeing traffic in our store return to a more normal level.

We expect that opening a storefront in Asheville will expose our brand and products to a larger number of new customers in our current market. We foresee this also having an affect not only on retail sales, but on our wholesale accounts and expect to see an increase there as well.

Net Margin: 16% **Gross Margin: 47%** **Return on Assets: 44%** **Earnings per Share: $Infinity** **Revenue per Employee: $77,690**

Cash to Assets: 100% **Revenue to Receivables: ~** **Debt Ratio: 96%**

2019_financials_reporting.pdf

wehrloom_financial_statements_FINAL_v2.pdf

We ❤ Our 114 Investors

Thank You For Believing In Us

Alexander Clarence McInt...
Sophia Paulos
Md Love Group 401 K PSP
William McGuire
Ernst Decoster
Alise Nicole
Janice C Mclean
Mary S Humphlett
Marty Ritter
William G Piel
Jonathan Snover
Ryan Stockmal
Joan Navarro
Doug Ittner
Alyssia Crump
Kevin Avery
Xiaoguang Zhu
Cory Owens
Alena Applerose
Benny Leung
Ed Kaufholz
Shijia Chen
Tony Monnat
Eric Reece
Chelsea Turner
David Hubbell
Christopher Sutton
Eva CLEMENT
Isaac Bears
Christine Kuerth
Megan Lynne DeCicco
Kathryn Lynch
James Steele
Deric Corwin
Walter Fyler
Susan Lassiter-Lyons
Justin Vaira
Junior Rogers
John Cochran
Connie Hodge
Eric Detorres
Patti Tyner
Wi Hong Wong
Dana Botsolas
J.D. Grogan
Stavros Ballas
Alexander Funnell
Paul Luna
Rosanne Hunter
Minh Tran
Gayle Brown
Cynthia Hints
Takara Nicholson
David Davis
La Dawn Westbrook
Tamarra Phillips
Kimberly Hainge
Eileene Evatt
Linda E. CRITELLI
Jennifer Oetting
Jeffrey Scott
Roger Peterson
Bradlee Rutherford
Cade Joiner
Wayne Lytle
Kweku Agyeman
Logan Knox
Rhallete R Javier
Yinkai Feng
Trevor Ghylin
Brian Mathews
Andrea Burns DeBevoise
Mc Kenzie Goodrich
Gloria Boggs
Anthony Dominick Critelli
Steven Matz
Annie Milroy Price
Anand Swaroop Rastogi
Clarisa Crawford
Aj Mann
William Johnson, IV
Mario M Teel Jr.
Jamie Cha
Shanti Volpe
Stephen Mathai
Ivy S Wroe
Anne Smallwood
Glen VanderKloot
Mel Caldwell
Daniel Walton
Sandra Rice
David Bertschy
Zuzana Vanha Montagne
Kyle Rosenblad
Kenneth Weimer
Robert Wehr
Hilario Dsouza
Brandon Luken
Andy Kurtts
Debayan Pal
Kathryn Errion
Hayden Rose
Marek Nenadal
Adam Field
Andersen Wehr
Sean Moore
Alicia T. Reaves
Nick Lomas
Jesse Fleisher
Carey Buck
Mark Radmacher
David Palmer
Timothy KNIGHT
Zack Stockbridge

Thank You!

From the Wehrloom Honey & Meadery Team





Aron Wehr
Co-Founder, Head Mead Maker

Jessica Wehr
Co-Founder



Rae Adams
Future Manager at Wehrloom-Asheville

Rae will be overseeing management of daily operations at Wehrloom AVL. Extensive knowledge in bar management. Sales rep of our mead over the past year and has superb customer service.



Garrett Corsair
Production Manager @ Wehrloom - Robbinsville

An instrumental part of the business since coming on with us 4 years ago. Now oversees our product manufacturing. Always available and up for any task, an expert on our unique processes.



Eric DeTorres
Assistant Mead Maker @ Wehrloom - Robbinsville

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Aron Wehr	Managing Partner @ Wehrloom LLC	2013
Jessica wehr	6th Grade Social Studies Teacher @ Graham County School System	2013

Officers

OFFICER	TITLE	JOINED
Aron Wehr	CEO	2013
Jessica wehr	President	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jessica wehr	92 Membership Interests	92.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
FSA	05/29/2013	$68,000	$10,220	1.375%	05/29/2020	Yes
Mountain BizWorks	02/01/2018	$150,000	$137,698	9.0%	02/01/2028	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Jessica Wehr is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We feel that our production will need to grow to have enough product on hand to sell at the new location. This will require additional equipment and employees which we have planned. If sales really take off we'll need to reevaluate and scale accordingly.

We are subject to governmental regulations affecting our business. The production and distribution of alcohol is a business that is highly regulated at the federal, state and local levels. Our operations may be subject to more restrictive regulations and increased taxation than are those of non-alcohol related businesses. For example, the distribution and sale of mead requires various federal, state and local licenses, permits and approvals. If one or more regulatory authorities determines that we have not complied with applicable licensing or permitting regulations or have not maintained approvals necessary for us to conduct our business within their jurisdiction, our business and results of operations could be materially adversely affected. Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We're betting that we can pull customers from all the great breweries located in downtown Asheville and get them to try something new. Our experience has shown that people like new experiences, but if this did not prove itself we'd be forced to spend a good amount of money on marketing and advertising.

Our products depend on access to local honey. As beekeepers we do our best to control the supply chain, but multiple years of adverse weather could affect one of our main ingredients.

Mead is a novel concept for a large portion of the general population. Early adoption may prove to be more difficult for this product.

We believe there's an advantage to being the first meadery to open a taproom in downtown Asheville. If we don't move quickly we feel a competitor could move into this prime territory resulting in more dilution of customers.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Wehrloom LLC

- North Carolina Limited Liability Company
- Organized March 2013
- 4 employees

257 Willie Colvin Rd
Robbijsville NC 2877112

http://www.wehrloom.com

Business Description

Refer to the Wehrloom Honey & Meadery profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Wehrloom Honey & Meadery is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/wehrloomhoney/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*